EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

September 14, 2009
VIA EDGAR
Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Eastern Environment Solutions, Corp.
Form 10-K for the fiscal year ended December 31, 2008
File No. 0-31193

Dear Mr. O’Brien:

I am writing in response to your letter dated July 16, 2009.  The Staff’s comments are set forth below, indented, and are followed by our responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7.  Managements Discussion and Analysis, page 14
Liquidity and Capital Resources, page 15

1.
Please tell us and disclose in future filings your plans regarding the outstanding loan payable that matures on November 15, 2009.  If you intend to repay the loan upon maturity, please tell us how you expect to fund the repayment.  Also, please revise future filings to address the potential risks and consequences of your inability to repay or refinance this obligation.

Response to Comment 1

The Company has reached an oral agreement with the Bank that provides for an extension of the maturity date of the loan.  The written agreement is currently being negotiated.  We will disclose in future filings the terms of the extention.

2.
Please tell us and disclose in future filings whether your loan payable includes financial covenants, and if so, please quantify required and actual ratios/amounts in order to demonstrate your compliance with such covenants at each balance sheet date.  Also, please address the potential risks and consequences of not complying with such covenants.

Response to Comment 2

The terms of the loan do not include any financial covenants.  Per the Staff’s comment, we will make the appropriate disclosure on this in our future filings.

Critical Accounting Policies and Estimates, page 16

3.	It is not clear to us how you determined that you have no critical accounting policies or estimates. Please advise or revise future filings as appropriate.

Response to Comment 3

Upon review of the financial statements in light of this comment, we have determined that our conclusion regarding the absence of critical accounting policies and estimates was inaccurate.  Per SEC Release 34-45149, in future filings we will disclose the applicable critical accounting policies or estimates as appropriate.

Item 8 Financial Statements and Supplemental Data, page 16
Consolidated Statements of Income and Other Comprehensive Income, page 20

4.	Please revise future filings to provide the disclosures required by paragraph 47 of SFAS 144.

Response to Comment 4

Per the Staff’s comment, in any future filing that covers a reporting period during which we sold a long-lived asset or held a long-lived asset for sale, we will include in the notes to the financial statements the information required by SFAS 144.

Note 2.  Summary of Significant Accounting Policies, page 25.
Accounts Receivable, page 26

5.
We note the increase in the accounts receivable balance from 2007 to 2008 represents approximately 94% of 2008 revenue and the increase in the three months ended March 31, 2009 represents approximately 99% of revenue for the interim period.  Please tell us and revise future filings to disclose the collection terms of the customer receivables.  Please help us understand and revise future filings to clarity how you determined that these amounts are recoverable at each balance sheet date and that collection is reasonably assured.

Response to Comment 5

All of our receivables are owed by one customer, the Harbin Municipal Urban Administration Bureau (“HMUAB”), which is an agency of the City Of Harbin.  Our management agreement with the HMUAB provides that payment for each month of services is due before the 10th day of the following month.  Although the HMUAB has made few payments since our operations in Harbin were suspended, we have determined that collection is reasonably assured based on assurances from the government of its intention to go forward with the project.  Our landfill operation is a government-supported project, so collections of our accounts receivables are guaranteed. We will include the appropriate disclosures in future filings.

Advance to Suppliers, page 2

6.	Please tell us and revise future filings to clarify:
•	The amount of advances related to goods and services and the amount of advances related to property and equipment and construction in progress;
•	The timeframe when you expect the advances to be utilized or transferred to property and equipment; and
•	Your basis for determining the appropriate classification of cash flows related to these advances based on the provisions of SFAS 95.

Response to Comment 6

All of the advances are related to construction in progress.  We expect the advances to be utilized within two years after the HMUAB lifts the suspension of our operations at the Harbin landfill.  Pursuant to Paragraphs 17 and 21 of SFAS 95, we have classified the advances as operating cash flows, since the payments have not been made “at the time of purchase or soon before or after purchase.”  (SFAS 95 ¶17c).  We will clarify this policy in future filings.

Revenue Recognition, page 26

7.
Please tell us and revise future filings to clarify the material terms of the Build-Operate-Transfer agreement.  Please help us understand and revise future filings to clarify your accounting for this agreement, including your basis for your accounting and any consideration of EITF 01-8.  Please separately address your revenue recognition policy for each source of revenue, including the base fee during the suspension period and consulting revenues, as applicable.

Response to Comment 7

The material terms of the BOT agreement are set forth in the “Business” section on pages 2 and 3 of the filing.  In future filings we will modify our revenue recognition policy to make specific reference to each source of revenue realized during the reporting period.

The Company has considered the application of EITF 01-8 and determined that lease accounting does not apply to the B-O-T agreement. According to the agreement, once the construction phase is completed, our contract revenue will be based on the actual monthly production volume of the landfill during the contract period. Since we cannot reasonably estimate the volume and the contract payments each month, we will be not able to reasonably determine the overall value of this agreement. Therefore it is not practical for us to adopt lease accounting.

8.
Please help us understand and revise future filings to clarity the current status of the contract with HMUAB, including when you expect the contract to resume and whenyou expect amounts receivable to be paid.  Please explain to us what, if any, contact of negotiations have occurred or are expected to occur during the suspension.

Response to Comment 8

We will not be able to resume our operations until the HMUAB completes the relocation of the local residents and receives approval from the municipal government to renew the construction project.  We have ongoing dialogues with the government of the City of Harbin regarding this matter.  We are told that relocation is ongoing and still in process. However, we have not been informed of a specific date for completion of the relocation.  We have also been reassured by the City of Harbin that the amounts receivable will be paid in full after the operations and construction are resumed.  We will include the appropriate disclosures in future filings, whenever available.

Note 3.  Property and Equipment, Net.  Page 32

9.	Please tell us and revise future filings to disclose:
•	The specific nature of the costs capitalized as landfill, including how you account for such costs;
•	When and how landfill costs are amortized;
•	The utilization of the landfill disposal capacity and, if applicable, future obligations relating to capping, closure, and any other post-closure obligations;
•	The amount of construction in progress related to the new operating site and the amount related to equipment;
•	The specific nature of the additional activities required to complete the construction in progress;
•	The timeframe when you expect each such activity to be completed and when you expect the construction in progress to be transferred to property and equipment; and
•	When and how you intend to amortize/depreciate the costs included in construction in progress upon their transfer.

Response to Comment 9

•
At June 30, 2009, there was $2,125,650 on our balance sheet identified as “capitalized landfill Costs”   These costs represent the capitalized expenses attributable to the construction of the portion of the Harbin landfill that is currently functional but has been suspended due to the relocation of the local residents.

•	Landfill costs are amortized using a straight-line method on a monthly basis over the contract term starting from the year the landfill is put into use.

•
The contract between Yifeng and the HMUAB provides for disposal of waste into the landfill on a schedule designed to fill its capacity in 17 years.  After 17 years, Yifeng will transfer the landfill and all its interest in the landfill to the City of Harbin.  Yifeng has no obligations relating to capping, closure or any other post-closure obligations; the contract provides that all such costs will be borne by the government.

•	All amounts on the balance sheet identified as “construction in progress” relate to the new operating site. Equipment is not identified as construction in progress.

•
The construction in progress currently on our books will be completed when the waste disposal site currently under construction, along with  the new water tank  and the electronic balancing system  are all put into use.

•
We expect the waste disposal plant to be completed in October 2010, the water tank to be completed in February 2010, the electronic balancing system to be completed by the end of this year, and the additional landfill site to be completed in 2011.  The schedule depends, of course, on the availability of financing and the date for resumption of our current operations.  The construction in progress related to each of those projects will be transferred to appropriate accounts when they are put into service.

•	The costs included in construction in progress will be amortized on the following schedule:

Waste disposal plant:	15 years (in remaining contract term)
Water tank:	15 years
Electronic scale:	15 years

Note 5.  Other Receivables, page 33.

10.	Please tell us and revise future filings to clarify:

•	The specific nature of other receivables, including why you provided the loans and why you increased significantly the amount of such loans during the period March 31, 2009;
•	Additional information related to the entity that received the loan, including the nature of any affiliation or relationship; and
•	Your basis for determining the appropriate classification of the cash flows related to other receivables based on the provisions of SFAS 95.

Response to Comment 10

During the 4th quarter of 2008 we entered into a lending arrangement with Harbin Jiayi Import and Export Co., Ltd.  This is a Chinese limited liability company owned by two individuals, neither of whom has any relationship with Yifeng or its affiliates.  We made the arrangement in order to put our cash reserves to a productive use while our operations are suspended.  We chose Harbin Jiayi Import and Export because it has a good reputation in the local business community.  We made a smaller amount, short-term loan at a nominal interest rate at the beginning to initiate the relationship, then followed in the 1st quarter of 2009 with a larger loan carrying a market rate of interest.  We will expand our disclosure as appropriate in future filings.

Upon review of Staff’s comment, we have determined that the classification of the cash flows related to this other receivable was inappropriate. Instead of being classified as operating activities, it should be classified as investing activities. We will make the necessary changes in all our future filings.

Note 9.  Income Taxes, page 34.

11.	Please disclose in future filings the aggregate dollar and per share effects of the tax holiday and tax abatement in accordance with SAB Topic 11C.

Response to Comment 11

Per the Staff’s comment, in all future filings we will include appropriate disclosure related to the aggregate dollar and per share effects of the tax holiday and tax abatement.

Item 9A.  Controls and Procedures, page 38

12.
Given the pervasive nature of the two material weaknesses identified in your management’s report on internal control over financial reporting, please explain to us how you concluded that there were no material weaknesses in the Company’s control environment, risk assessment, or monitoring components of the COSO framework used to conduct your evaluation.

Response to Comment 12

In our Form 10-K for 2008 we disclosed material weakness in the control environment, risk assessment and monitoring components of the COSO framework, namely the lack of sufficient accounting personnel to permit segregation of duties and the lack of expertise in U.S. accounting principles among our personnel.  This weakness, common to organizations of our size located outside of the U.S., has not in practice interfered with the operations of our controls and monitoring, as no failures of controls have been noted.  Accordingly, no additional material weaknesses were determined to exist.

13.	Please explain to us how you arrived at the conclusion that your disclosure controls and procedures were effective given the material weaknesses in your internal controls over financial reporting.

Response to Comment 13

In the three years since we commenced reporting to the Commission, we have not experienced any failure of disclosure controls and procedures, but have reported all required information in a timely manner.  Accordingly, although our internal controls fail to satisfy the COSO framework, we believe that our disclosure controls have been demonstrated to be effective.

Exhibit 31

14.
Please revise your Section 302 certifications in future filings to conform to the wording to Item 601(31) of Regulation S-K.  In this regard, please be advised that Regulation S-B is no longer applicable for smaller reporting companies.  In addition, please correct the reference to the definition of disclosure controls and procedures in paragraph 4.

Response to Comment 14

The Section 302 certifications in future filings will conform to the text in Item 601(31).

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

15.	To the extent applicable, all comments related to your Form 10-K should also be complied with in future quarterly filings.

Response to Comment 15

All of the undertakings that we have made in this letter regarding future filings will be applied to future quarterly filings, to the extent applicable.

ACKNOWLEDGEMENT

The undersigned, as Chief Financial Officer of Eastern Environment Solutions Corp., hereby acknowledges that:

-	Eastern Environment Solutions Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Eastern Environment Solutions Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Jianhua Sun

Jianhua Sun, Chief Financial Officer